SEC FILE NUMBER
001-36697
CUSIP NUMBER
23306J309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☒ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DBV Technologies S.A.

Full Name of Registrant

N/A

Former Name if Applicable

107 AVENUE DE LA REPUBLIQUE

Address of Principal Executive Office (Street and Number)

CHATILLON, France, 92320

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been delayed in completing the preparation of its Annual Report on Form 10-K for the year ended December 31, 2024 (the “Form 10-K”). The Registrant has been working to secure financing through a private placement to fund the continued development of the Viaskin Peanut program to finance the preparation and submission of the Biologics License Application (“BLA”) and to finance the launch readiness and commercialization preparation of Viaskin Peanut in the United States (the “Financing”), as detailed in the Registrant’s Current Report on Form 8-K (File No. 001-36697) filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2025.

The Registrant has spent a considerable amount of time and effort on discussions and negotiations with respect to the Financing. In addition, the Registrant is currently assessing the impact that the Financing will have on the disclosures in the Form 10-K regarding the adequacy of its liquidity for the next twelve months as required by generally accepted accounting principles and SEC disclosure requirements.

These discussions, negotiations and assessments have diverted significant management time and resources from the Company’s processes for reviewing and completing its financial statements and related disclosures in a manner that would permit timely filing of the Form 10-K without unreasonable effort or expense. As such, the Registrant’s auditors have not yet been able to complete their review of the Form 10-K.

The Registrant is actively working to finalize its financial statements and provide its auditors with the information necessary for them to complete their audit. The Registrant intends to file the Form 10-K, along with the audited financial statements, within the 15-day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Virginie Boucinha	+33	6711174573
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DBV Technologies S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2025	By:	/s/ Virginie Boucinha
	Name:	Virginie Boucinha
	Title:	Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).